July 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Omniq Corp(CIK: 0000278165)
Registration Statement No. 333-278165 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Omniq Corp. hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective at 9.00 a.m. Eastern Time, July 5, 2023, or as soon thereafter as practicable.

Omniq Corp.

By:	/s/ Shai Lustgarten
Name:	Shai Lustgarten
Title:	Chief Executive Officer